MANPA

04030051

Rule 12g3-2 (b) File N° 82-4240

Caracas April 30th, 2003

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

SUPPL

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, February 17, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City

Attn. Dr. Aida Lamus

Dear sirs:

Enclose hereto please find certification of the conditions and fashions and others for the Second Series of issuance 2003-I of Commercial Papers at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5534882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by Minutes of the Board of Directors dated June 27, 2003 do hereby declare that:

The conditions, fashions and other matters for the Second Series of Issuance of Commercial Papers 2003-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00).

Total amount of the Second Series:

Three Thousand Million Bolivars (Bs.3,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent.

Valores Vencred Casa de Bolsa, S.A.

This series is represented by a Sole Bond amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, February 26, 2004.

Maturity Date:

Caracas, May 27, 2004.

Term:

91 days.

Placement price:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on February 26, 2004 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities and Exchange Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from February 26, 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phone 901-2335 Fax 9012317---

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 2004 February 17 PM 1:34. FILE RECEIVED."-----------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 17th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNÁNDEZ MORA

MANPA

2004 FEB 17 PM 1:34

RECIBIDO

Caracas, 17 de Febrero de 2004.

SEÑORES
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar la certificación de las condiciones y modalidades y demás para la Segunda Serie de la emisión de Papeles Comerciales 2003-I al portador, de Manufacturas de Papel C.A.(MANPA), S.A.C.A.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

MANPA

COMISION NACIONAL DE VALORES

2004 FEB 17 PM 1:34

ARCHIVO RECIBIDO

Caracas, 17 de febrero de 2004

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 27 de junio de 2003 declaro:

Las condiciones, modalidades y demás para la Segunda Serie de la emisión de Papeles Comerciales 2003-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Ocho Mil Millones de Bolívares con 00/100 (Bs. 8.000.000.000,00)
Monto total de la Segunda serie :	Tres Mil Millones de Bolívares (Bs. 3.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación Valores Vencred Casa de Bolsa S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 26 de febrero de 2004
Fecha de vencimiento:	Caracas, 27 de mayo de 2004
Plazo:	91 días
Precio de la colocación:	A descuento

MANPA

COMISIÓN NACIONAL DE VALORES

2004 FEB 17 PM 1:34

ARCHIVO

RECIBIDO

Rendimiento:	El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)
Lugar de pago:	El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 26 de febrero de 2004 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta:	Quince (15) días continuos a partir del 26 de febrero de 2004.

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas
jlovera@manpa.com.ve
Teléfono: 901 23 35 FAX: 901 23 17

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, February 17, 2004.

MESSRS.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Public Offer of Securities

City.-

Attention: Dr. Aida Lamus

Attached hereto please find one(1) original and three (3) copies of the Press Ad corresponding to Issuance 2003-I of Commercial Papers at bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. for their approval and bearing of the respective seal of *Publicity Authorized by the National Securities and Exchange Commission.*

Should you have any further question please do not hesitate to contact me,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

and Exchange Commission. 2004 February 17 PM 1:34. FILE RECEIVED."-------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2003-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Registry as of October 30, 2003 as per Resolution No.129-2003 for a maximum amount of Bs.8,000,000,000.00 and will be in effect for one (1) years from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No.904 held on June 27, 2003.

On February 17, 2004 MANPA Finance Corporate Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 27, 2003 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES II

Bs.3,000,000,000.00

The present series is represented by a Sole Bond amounting to Bs.3,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of shareholders the series may own.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal

PLACEMENT PRICE: At discount YIELDING

PLACE AND DATE OF ISSUANCE: % annual

PAYMENT FASHION: Par value payable upon maturity

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.
A Category; A2 Sub-Category
CLASIFICADORES ASOCIADOS S&S, C.A.
A Category; A2 Sub-Category

Payment place: The par value of these bonds will be paid when due at MANPA offices situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

[Logotype, address and phone numbers of Valores Vencred Casa de Bolsa, S.A.]

Please request the aforementioned Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will start on February 26, 2004 and have a term of 15 continuous days. ------------------------------------

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 2004 February 17 PM 1:34. FILE RECEIVED."--------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, March 17th, 2004.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO

MANPA

2004 FEB 17 PM 1:34

ARCHIVO

RECIBIDO

Caracas, 17 de Febrero de 2004.

SEÑORES
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Atención: Dra. Aida Lamus

Estimados señores:

Anexo a la presente sírvase encontrar un (01) original y tres (3) copias del Aviso de Prensa correspondiente a la emisión 2003-I de Papeles Comerciales al portador de Manufacturas de Papel C.A (MANPA), S.A.C.A. para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores*.

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corporativa
llevel@manpa.com.ve
Tel. 901.2335 / 901.2245
Fax 901.2317

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

2004 FEB RECIBIDO

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2003-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 30 de Octubre de 2.003 según Resolución No. 129-2003, por un monto máximo de Bs. 8.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A.,(MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No.904 celebrada el 27 de Junio de 2.003

El Vicepresidente Corporativo de Finanzas de MANPA, el 17 de Febrero de 2.004, mediante atribuciones conferidas en reunión de Junta Directiva del 27 de Junio de 2.003, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE II
BS. 3.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. 3.000.000.000,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO %
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, 26 de Febrero de 2004
FECHA DE VENCIMIENTO: Caracas, 27 de Mayo de 2004
PLAZO: 91 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Categoría "A" Subcategoría "A2"
CLASIFICADORES ASOCIADOS S&S, C.A	Categoría "A" Subcategoría "A2"

Lugar de Pago: El valor nominal de estos titulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaito, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el 26 de Febrero de 2.004, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, March 4, 2004.

Citizen.

President of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

This is to send you the Reports by the Statutory Auditors corresponding to the fiscal year ended at December 31, 2003 that due to involuntary omission were not delivered on the 2nd day of the ongoing month. Likewise, we would like to take this opportunity to submit the notice addressed to shareholders published as of today in two (2) newspapers of national circulation.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President.

Enclose as indicated.

Caracas, February 26, 2004.

Present

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 25, 2003 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2003 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2003.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 16, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2003 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities and Exchange Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

College of Administrators 35909

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE YEAR ENDED AT DECEMBER 31ST, 2003

RESTATED IN CONSTANT CURRENCY AT DECEMBER 31ST, 2003

(Stated in thousands Bs., except Net income per share)

	2003
NET SALES	311,371,851
SALES COSTS	203,871,781
GROSS INCOME	107,500,070
SALES COST	25,052,310
OVERHEADS AND ADMINISTRATIVE EXPENSES	12,156,666
	37,208,976
OPERATING EARNINGS	70,291,094
OTHER INCOME (EXPENSES):	
Provision for investments	(3,508,095)
Loss from temporary investments	(23,083,167)
Net loss from hedge agreement in foreign currency	(365,888)
Income from selling assets	108,538
Bank debit tax	(4,032,729)
Others – net	(5,193,433)
INTEGRAL FINANCING INCOME (COST):	
Earned interests	(5,240,854)
Interests on temporary investments	394,539
Exchange differences – net	2,883,226
Monetary earnings from fiscal year (REME)	3,466,880
	1,503,791
INCOME BEFORE TAXES	35,720,111

INCOME BEFORE PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	26,491,889
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,358,782)
INCOME BEFORE MINORITY INTERESTS	23,133,107
MINORITY INTERESTS	(263,838)
NET INCOME	22,869,269
NET INCOME PER SHARE (2,294,009,424 average shares)	9.97

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

Administration College 12195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

Administration College 35909.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

AT DECEMBER 31ST, 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(States in thousand Bs.)

	2003
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	13,882,269
Bills and accounts receivable – net	54,677,657
Advances to suppliers and others	2,412,091
Inventory - net	47,495,606
Expenses paid in advance	795,835

LONG-TERM SPARE PARTS INVENTORY	8,302,703
INVESTMENT IN AFFILIATES – Net	4,417,612
PROPERTY, PLANT AND EQUIPMENT – Net	397,601,692
DEFERRED CHARGES AND OTHER ASSETS – Net	1,300,969
TOTAL	538,261,287
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	10,620,000
Current portion of obligations and commercial papers	5,460,600
Documents payable	1,222,731
Accounts payable	41,914,480
Dividends payable	5,178,987
Accumulated expenses payable	7,741,652
Total current liabilities	79,331,691
PROVISION FOR SENIORITY PAYMENT	7,207,096
OTHER LIABILITIES AND DEFERRED CREDITS	28,994
Total liabilities	86,567,781
MINORITY INTERESTS	1,330,432
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 registered shares of Bs.10 each	116,115,407
Net updated balance of retained earnings	199,427,221
Accumulated result for translation from foreign affiliate	34,339
Retained earnings:	
Legal reserve	11,611,540
Undistributed	23,393,776
Result from holding non-monetary assets	99,780,791
Total shareholder's equity	450,363,074

Main Statutory Auditor.

Administration College 12195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

Administration College 35909.--

El UNIVERSAL. National Journalism Award, Mention Design – Excellence Award by the "SND". Wednesday, March 3, 2004. Caracas – Venezuela – Year XCIV – No.33997 – Legal Deposit PP-I9090IDF43

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

Shareholders of this company are herein informed that the audited Financial Statements and the reports by the Statutory Auditors for the year ended at December 31, 2003 are available at the office premises of the company situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions of Article 113 of the Law of Capital Markets.

Caracas, March 3, 2004.

THE BOARD OF DIRECTORS. ---

EL NACIONAL established in 1943 . Caracas – Venezuela. Wednesday, March 3, 2004.

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

Shareholders of this company are herein informed that the audited Financial Statements

Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions of Article 113 of the Law of Capital Markets.

Caracas, March 3, 2004.

THE BOARD OF DIRECTORS. --

Translator's Note:

At the upper right margin of each of the six (6) folios in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 March 4 PM 1:17 FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 15th, 2004.

Judith Hernandez

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir Imprimir Embalaje – U.E.N. Formas Continuas Resmas Resmillas
Teléfonos (043) 401224 - 401421 – Teléfonos (043) 401219 - 401220
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 MAR -4 PM 1:17
RECIBIDO

Caracas, 4 de marzo de 2004

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente enviamos los Informes de los Comisarios correspondientes al ejercicio económico terminado el 31 de diciembre de 2003, los cuales por omisión involuntaria no fueron entregados el día 2 del mes en curso. Asimismo aprovechamos la oportunidad para hacer entrega del aviso dirigido a los accionistas publicado el día de hoy en dos (2) periódicos de circulación nacional.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque –
Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

COMISIÓN NACIONAL DE VALORES

2004 MAR -4 PM 1:17

RECIBIDO

Caracas, 26 de Febrero de 2004.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 25 de abril de 2003, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2003 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2003.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 16 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2003, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

CARLOS E. DELFINO T.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2003
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

COMISION NACIONAL DE VALORES
2004 MAR -4 PM 1:17
RECIBIDO

	2003
VENTAS NETAS	311.371.851
COSTO DE VENTAS	203.871.781
UTILIDAD BRUTA	107.500.070
GASTOS DE VENTAS	25.052.310
GASTOS GENERALES Y ADMINISTRATIVOS	12.156.666
	37.208.976
UTILIDAD EN OPERACIONES	70.291.094
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	(3.508.095)
Pérdida en inversiones temporales	(23.083.167)
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)
Utilidad en venta de activos	108.538
Impuesto al débito bancario	(4.032.729)
Otros - neto	(5.193.433)
	(36.074.774)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(5.240.854)
Intereses sobre inversiones temporales	394.539
Diferencias en cambio - neto	2.883.226
Resultado monetario del ejercicio (REME)	3.466.880
	1.503.791
UTILIDAD ANTES DE IMPUESTOS	35.720.111
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	9.228.222
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	26.491.889
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.358.782)
UTILIDAD ANTES DE INTERESES MINORITARIOS	23.133.107
INTERESES MINORITARIOS	(263.838)
UTILIDAD NETA	22.869.269
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	9,97

Jacobo J. Cohén R.
Comisario Principal

Claudia Valencia

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2003
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en Miles de Bolívares)

2004 MAR -4 PM 1:17 RECIBIDO

ACTIVO	2003
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	13.882.269
Efectos y cuentas por cobrar - neto	54.677.657
Anticipos a proveedores y otros	2.412.091
Inventarios - neto	47.495.606
Gastos pagados por anticipado	795.835
Otros activos circulantes - neto	7.374.853
Total activo circulante	126.638.311
INVENTARIO DE REPUESTOS A LARGO PLAZO	8.302.703
INVERSIONES EN AFILIADAS - Neto	4.417.612
PROPIEDADES, PLANTA Y EQUIPO - Neto	397.601.692
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.300.969
TOTAL	538.261.287
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	10.620.000
Porción circulante de obligaciones y papeles comerciales	5.460.600
Documentos por pagar	1.222.731
Cuentas por pagar	41.914.480
Dividendos por pagar	5.178.987
Gastos acumulados por pagar	7.193.241
Impuestos por pagar	7.741.652
Total pasivo circulante	79.331.691
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	7.207.096
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994
Total pasivo	86.567.781
INTERESES MINORITARIOS	1.330.432
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	116.115.407
Saldo neto actualizado de utilidades retenidas	199.427.221
Resultado acumulado por traducción de filial extranjera	34.339
Utilidades retenidas:	
Reserva Legal	11.611.540
No distribuidas	23.393.776
Resultado por tenencia de activos no monetarios	99.780.791
Total patrimonio	450.363.074
TOTAL	538.261.287

Claudia Valencia

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

MIERCOLES 3 DE MARZO DE 2004, CARACAS, VENEZUELA - AÑO XCIV - Nº 33.997 - DEPOSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado	Bs. 45.880.188.480,oo
Capital Suscrito	Bs. 22.940.094.240,oo
Capital Pagado	Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y los informes de los Comisarios, para el año terminado el 31 de diciembre de 2003, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales.

Caracas, 3 de marzo de 2004

LA JUNTA DIRECTIVA

EL NACIONAL

FUNDADO EN 1943 · CARACAS · VENEZUELA

MIÉRCOLES 3
marzo de 2004

http://www.el-nacional.com
DEPÓSITO LEGAL PP 194301 D
AÑO LXI Nº 21.732

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados y los informes de los Comisarios, para el año terminado el 31 de diciembre de 2003, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en el Artículo 113 de la Ley de Mercado de Capitales.

Caracas, 3 de marzo de 2004

LA JUNTA DIRECTIVA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, March 25, 2004.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

National Securities Registry

City.-

Attn. Carmen Natera

Attached hereto please find Banco Provincial form for the amount of Two Million Four Hundred Seventy Thousand Bolivars (Bs.2,470,000.00) deposited in current account No.01080027710100404726, corresponding to payment for the year 2004.

Having no further matter to discuss.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 15th, 2004.

Judith Hernández

JUDITH HERNANDEZ MORA

CERTIFIED PUBLIC TRANSLATOR

MANPA

Caracas, 25 de marzo de 2004

Señores
Comisión Nacional de Valores
Registro Nacional de Valores
Ciudad.-

Att. Carmen Natera

Anexo al presente encontraras planilla del Banco Provincial por la cantidad de Dos Millones Cuatrocientos Setenta Mil Bolívares con 00/100 (Bs. 2.470.000.00) depositado en la Cuenta Corriente Nº 0108 0027 71 0100404726, correspondiente a la cuota del año 2004.

Sin más que agregar

Atentamente,

Leticia Level
Gerente Planificación Corporativa

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, March 26, 2004.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

This is to inform you that the **General Shareholder's Meeting** of my principal held on March 26, 2004, agreed to decree an **ordinary cash dividend of six bolivars (Bs.6.00)** per share, per each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2003 and delegated the Board of Directors to set the registry dates and payment. The Board of Directors in meeting No.915 as of March 26, 2004 set forth April 6, 2004 as registry date (limit date for transaction with benefit) which corresponds to the fifth business day following the publication of the notice of dividend that will be published in two (2) newspapers of national circulation prior authorization by the National Securities Commission, and as payment date the fifth business day after the registry date, that is, from April 15, 2004 (effective date to register benefit) in one sole portion.

For the purposes of obtaining authorization from that institution, attached hereto we include copy of the notice of the decree of extra ordinary cash dividend of six bolivars (Bs. 6,00) per share.

We make this participation pursuant to the provisions of Ordinals 1st, 2nd, 3rd and 4th of Article 5 and the Ordinal 2nd of Article 7 of the "Standards Related to Periodical or Occasional Financial Information that Companies which Securities are registered with the National Securities Commission have to submit."

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Caros E. Delfino T. (signed) Illegible.

President.

Enclose:

√ Model of advertisement.

√ Certificate of the Minutes of the Board of Directors.

√ Certificate of the Minutes of Shareholders' Meeting held on March 26, 2004

√ Balances 2003 and Statement of Movements in Equity Accounts, Non-Consolidated

√ Annual Report of Board of Directors

√ Publication of Notification of Meeting

Dra. Nelly Gónzalez – Av. Francisco de Miranda, Torrre Country Club, Piso 12, Chacaito, Urb. El Bosque Phone Number: 9012307 – Fax: 901.2410 e-mail: ngonzalez@manpa.com.ve --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.915 as of March 26, 2004 decided to set the registry dates and payment of

(Bs.6.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2003 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on April 6, 2004 (limit date of transaction with benefit), payable on the fifth business day following that date, that is from April 15, 2004 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities and Exchange Commission authorized the present publication by official communication No.CNV- (blank) dated (blank), pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, March 30, 2004. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, mercantile society of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcription of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"MINUTE No. 915. As of today, the Twenty-Sixth (26th) day of March of Two Thousand Four, at 1:00 p.m., there gathered the members of the Board of Directors at the office premises: Carlos Delfino T., Chairman; Celestino Martinez P., First Vice-President; Carlos H. Paparoni, Second Vice-President ; the Directors: Arnaldo Añez D, Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo

INTERPRETE PUBLICO

is absent. Likewise, there was present Alejandro Delfino T., Executive President, and José Gaetano Paparoni M., Advisor.

3. The Board of Directors decided to establish as registry date (limit date of transaction with benefit) April 6, 2004 and as payment date (effective date to register benefit) April 15, 2004 of the cash dividend approved by the General Shareholders' Meeting held at the same date, and decreed an ordinary cash dividend amounting to Six Bolivars (Bs.6.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2003. Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas, on the Twenty-Six day (26th) of April of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., mercantile society of this domicile, **DO HEREBY CERTIFY** that: the Minute partially transcribed herein is a true and exact transcription of its original, which is inserted to the Shareholders Book of my principal, and textually reads as follows:

"MINUTE No. 915. As of today, the Twenty-Sixth (26th) day of March of Two Thousand Four, at 1:00 p.m., there gathered the members of the Board of Directors at the office premises: Carlos Delfino T., Chairman; Celestino Martinez P., First Vice-President; Carlos H. Paparoni, Second Vice-President ; the Directors: Arnaldo Añez D, Juan Carlos

INTERPRETE PUBLICO

is absent. Likewise, there was present Alejandro Delfino T., Executive President, and José Gaetano Paparoni M., Advisor.

1. Pursuant to the provisions of Clause 7 of the Articles of Incorporation/By-Laws of the Company, the Board of Directors agreed to appoint Carlos Delfino T., Celestino Martinez P. and Carlos Henrique Paparoni, for the positions of President, First Vice-President and Second Vice-President of the Company, respectively.
2. The Board of Directors agreed to confirm Lic. Alejandro Delfino T., as Executive President, in compliance with the provisions set forth in Clause 7 of the Articles of Incorporation/By-Laws of the Company.

This certification is issued in Caracas, on the Twenty-Six day (26th) of March of the year Two Thousand Four.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman of the Board of Directors --

I, **CARLOS DELFINO T.**, a Venezuelan citizen, a Business Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute *herein transcribed is a true and exact transcription of its original,* **Minute of Ordinary Shareholders' Meeting** dated **March 26, 2004,** which is inserted in the Shareholders Book of this company, and textually transcribed reads as follows: "As of today, the **Twenty-sixth (26th) day of March of Two Thousand Three (2003)** at 12:00 m., there gathered shareholders of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., indicated herein below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in newspapers El Universal and El Nacional, dated March

Bs.22,940,094,240.00 Capital paid-in Bs.22,940,094,240.00. NOTICE. Shareholders of this company are hereby convened for a Ordinary General Shareholders' Meeting to be held at 12,oo m., on March 26, 2004 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2003 in view of the reports by the Board of Directors and by the Statutory Auditors; 2) Appointing the members of the Board of Directors for the next statutory period; 3) Agreeing upon the ordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry and payment dates to shareholders. Shareholders are hereby informed that the Audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to in this notice are available at the company premises from March 3, 2004. For the Board of Directors. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **two thousand twenty-two million two thousand eight hundred eight (2,022,002,188) shares**, that is, more than **eighty-eight percent (88%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors**. The attending shareholders, except for the company Administrators who refrained from voting, unanimously approved the company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and broadly discussed.

Immediately, the Second Item of the notice was considered, that is, **appointing the Board of Director's Members for the next statutory period.** Nelly González used her right to speak and proposed appoint as **Main Members** for the Board of Directors to: CARLOS DELFINO T., JUAN CARLOS CARRIO D., ALFREDO TRAVIESO P.

INTERPRETE PUBLICO

PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINOMARTINEZ PEREZ y JULIO BUSTAMANTE, and as **Acting Members** to: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ., the foregoing proposal was unanimously approved by the attending shareholders.

Lately, the **Third Item of the notice** was considered, that is, **agreeing upon the ordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.** Carlos Delfino T. used his right to speak and read out the following proposal: agreeing upon the ordinary dividend to be allocated to shareholders. It is hereby proposed to decree a ordinary cash dividend amounting to Six (6.00) Bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2003, payable to shareholders registered on the fifth business day (limit transaction date with benefit) following the notification of dividend to be published in two (2) newspapers of major national circulation from the date of the notice of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this last date (effective date of recording the benefit). Payment has to be made during the present year, in one portion.

Likewise, it is requested to delegate the Board of Directors to set the registry date and payment on the date appointed.

Submitted to the consideration of the Meeting, the shareholders unanimously approved the foregoing proposal, and the Shareholders' Meeting authorized the members of the Board of Directors so that any of them may undertake the corresponding participation with the Commercial Registry.

Having no further matter to discuss, the Minute was read out and signed by the

This Certification is issued in the city of Caracas, on the Twenty-sixth (26th) day of March of the year Two Thousand Four (2004).

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:03/26/20(Illegible)

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shares:	2,294,009,424
Present Shares:	2,022,002,188
% Quorum:	88,143

Total Shares Type "A"	:	2,294,009,424
Total Shares Type "A" Present	:	2,022,002.188
% Quorum Type "A"	:	88.143

MANUFACTURAS DE PAPEL, C.A.

(Manpa), S.A.C.A. Lic. CARLOS E. DELFINO T. (signed) Illegible

President

Translator's Note: At the right of the seal of Manpa, there is a round wet seal that read as follows: "VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL. TRANSFER AGENT . CARACAS. (signed) Illegible"---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 03/26/20(Illegible)

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Present

JUDITH X HERNANDEZ

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,618,940	0.114
ALVAREZ GONZALEZ VICTOR SEGUNDO	363,988	0.0016
CACERES FLORES JORGE HERNAN	3,100	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
DELFINO MONZÓN JUAN RAFAEL	72,720	0.003
DITTMER MANZANO EGBERT	2,777,938	0.121
ELIS GARCIA DE LA CONCHA JOHN	78,750	0.003
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
LARRAZABAL GONZALEZ EDUARDO ELIAS	119,238	0.005
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
RODRÍGUEZ ALVAREZ LEOPOLDO	7,000	0.000
ROSAS PAIS EDUARDO JOAQUIN	18,072	0.001
RUIZ ESPINOSA EDMUNDO ALCIDES	10,500	0.000
SEIJAS BRUNICARDI CARLOS ADOLFO	50,000	0.002
Total shares represented =>	9,989,207	0.435
Total quorum shares =>	2,022,002,188	88,143

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 03/26/20(Illegible)

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ DE R. HAYDEE	**1,000**	**0.000**
RODRÍGUEZ ALVAREZ ALEJANDRO	1,000	0.000
ATRAMIZ MARÍA DEL CARMEN	**100,000**	**0.004**

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO	**127,885,541**	**5.575**
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSE	15,245	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003
AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLOS DE AÑEZ MARÍA VICTORIA	2,121,839	0.092
CONDE DELFINO GUSTAVO EMILIO	682,080	0.030
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
CONDE ROTUNDO EMILIO LUIS	31,668	0.001
DELFINO ALEJANDRO	3,500,000	0.153
DELFINO DE AÑEZ TERESITA	78,750	0.003
DELFINO GOMEZ VIVIANNE	100,000	0.004
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049
INVERSIONES SF118, C.A.	49,768,530	2.169
INVERSIONES TEDEA, C.A.	22,967,800	1.001
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
PAUL DELFINO ALFREDO	1,253,112	0.055
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
ELLIS JOHN	**976,890**	**0.043**
INVERSIONES 301130	976,890	0.043
GONZALEZ NELLY	**1,252,512,183,**	**54.599**
BEE SUSAN MARY	3,100	0.000
BROWN BROTHERS HARRIMAN & CO.	140,00,000	6.103

PUBLICO

Shareholder's Name	Number of Shares	%
CARRILLO HERNANDEZ NUBIA MARIAA	400	0.000
CLARIDGE, LTD.	350,000,000	15.257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
DELFINO BERTRÁN SILVANA	84,058	0.004
DELFINO PARRA ELENA	139,682	0.006
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALEJANDRO	25,904	0.001
DELFINO THORMAHLEN CARLOS EDUARDO	5,265,500	0.230
DIAZ GUEVARA ADRIANA	2,000,000	0.087
ENTREMENTES, C.A.	20,000	0.001
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
GOMEZ RUIZ ALFREDO	50,442	0.002

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
GOMEZ-RUIZ SPAGNA ADRIANA (MINOR)	10,500	0.000
INMOBILIARA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	820,000	0.036
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD.	144,939,746	6.318

Shareholder's Name	Number of Shares	%
INVERSIONES 955431, C.A.	3,459,960	0.151
INVERSIONES 9861680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE,C.A.	1,821,456	0.079
INVERSIONES TALBOT, C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	109,850	0.005
LOVERA RODRÍGUEZ JUAN ANTONIO	5,6555	0.000
LOVERA VEGAS JUAN ANTONIO	1,749,272	0.076
MADINA INVESTMENTS LTD.	8,569,728	0.374
MAGUHN TOLEDO MARIA ALEJANDRA	5,000	0.000
MAURY DE PAPARONI ALICIA	168,750	0.007
MAURY DE RODRÍGUEZ MARÍA EUGENIA	4,049	0.000
MILANASA LLC	169,433,930	7.386
PARONI MAURY ALICIA MARIELA	6,200,000	0.270
PARONI MAURY CARLOS ENRIQUE JOSE	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	759,000	0.033
PAPARONI MICALE JOSE GAETANO	230,000	0.010
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005
PAPARONI SÁNCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
RAMÍREZ ORTIZ ANGEL JESÚS	12,040,588	0.525
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	225,400	0.010
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.001
TÉCNICA ARENAZO, C.A.	22,000	0.001
THREE-D INTERNATIONAL MARKETING, INC	213,592,723	9.311

PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
VETA HOLDINGS AVV	65,175,046	2.841
VETA HOLDINGS AVV	12,850	0.001
WHITE SOUL CORP.	17	0.000
GOUVEIA MARIA	**11,894,165**	**0.518**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25,000	0.001
ACTIVALORES SOCIEDAD DE CORRETAJE, A	7,258,524	0.318
INVERSIONES AURRERA, C.A.	2,357,935	0.103
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	2,225,706	0.097

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:03/26/ 20(Ilegible)

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
HANY REZNICEK	**18,394,446**	**0.802**
INVERSIONES THOMAR, C.A.	18,394,446	0.802
IBÁÑEZ MANUAL	**10,000**	**0.000**
INVERSIONES FERIBASAN, C.A.	5.000	0.000
REPRESENTACIONES REAL TESORO, C.A.	5.000	0.000
LARRAZABAL ELIAS	**4,537,972**	**0.198**
MARTINEZ DE THOMSON JUANA CRISTINA	3.550,000	0.155
MARTINEZ GOMEZ CARMEN ELENA	952,972	0.042
THOMSON PETER PETER GRAHAM	35,000	0.002
RIVAS RAMON	509,017,838	22.189
BEAR STEARNS SECURITIES CORP.	21	0.000
BOLIVAR F.M. DE VZLA. F.M.I.C.A.S.A.	34,042	0.001
BOLIVAR FONDO MUTUAL DE VENEZUELAFO	1,500,000	0.065

Shareholder's Name	Number of Shares	%
NATSCUMCO (NOMINEE FOR CITIBANK NA)	507,483,775	22.122
SALAS PEDRO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
SUBERO DE D. ADA	**37,943,106**	**1.654**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
DELFINO SUBERO GUSTAVO ANDRES	103,244	0.005
DELFINO SUBERO VIRGINIA	103,244	0.005
DIANDRA HOLDING A.V.V.	5,617,374	0.245
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
VIRTUOSO HOLDINGS A.V.V.	5,617,374	0.245
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented =>	2,012,012,981	87.707
Total quorum shares =>	2,012,012,188	88.143

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:03/26/20(Illegible)

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name	Number of Shares	%
ALVAREZ DE R. HAYDEE		
Own shares : ⇒	2,618,940	0.114
Represented shares : ⇒	1.000	0.000
Total shares : ⇒	2,619,940	0.114
ALVAREZ GONZALEZ VICTOR SEGUNDO		
Own shares	363,988	0.016

Total shares : ⇒	363,988	0.016
ATRAMIZ MARIA DEL CARMEN		
Own shares : ⇒	0	0.000
Represented shares : ⇒	100,000	0.004
Total shares : ⇒	100,000	0.004
AÑEZ DELFINO GUSTAVO		
Own shares : ⇒	70,000	0.003
Represented shares : ⇒	127,885,541	5.575
Total shares : ⇒	127,955,541	5.578
CACERES FLORES JORGE HERNAN		
Own shares : ⇒	3,100	0.000
Represented shares : ⇒	0	0.000
Total shares : ⇒	3,100	0.000
CARPIO DELFINO MIGUEL ENRIQUE		
Own shares : ⇒	229,901	0.010
Represented shares : ⇒	0	0.000
Total shares : ⇒	229,901	0.010
DELFINO MONZÓN JUAN RAFAEL		
Own shares : ⇒	72,720	0.003
Represented shares : ⇒	0	0.000
Total shares : ⇒	72,720	0.003
Shareholder's Name	Number of Shares	%
DITTMER MANZANO EGBERT		
Own shares : ⇒	2,777,938	0.121
Represented shares : ⇒	0	0.000
Total shares : ⇒	2,777,938	0.121
ELLIS JOHN		
Own shares : ⇒	78,750	0.003

Total shares	: ⇒	1,055,640	0.046

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:03/26/20(Illegible)

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150
GONZALZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,252,512,183	54.599
Total shares	: ⇒	1,252,512,183	54.599
GOUVEIA MARIA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	11,894,165	0.518
Total shares	: ⇒	11.894,165	0.518
HANY REZNICEK			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	18,394,446	0.802
Total shares	: ⇒	18,524,646	0.802
IBAÑEZ MANUEL			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	10,000	0.000
Total shares	: ⇒	10,000	0.000
LARRAZABLA ELIAS			

INTERPRETE PUBLICO

Total shares	: ⇒	4,567,210	0.203
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	509,017,838	22.189
Total shares	: ⇒	509,017,838	22.189
RODRÍGUEZ ALVAREZ LEOPOLDO			
Own shares	: ⇒	7,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	7,000	0.000
ROSAS PAIS EDUADO JOAQUIN			0.001
Own shares	: ⇒	18,072	0.000
Represented shares	: ⇒	0	0.001
Total shares	: ⇒	18,072	

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:03/26/20(Illegible)

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
RUIZ ESPINOZA EDMUNDO ALCIDES			
Own shares	: ⇒	10,500	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10.500	0.000
SALAS PEDRO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	47,345,234	2.064
Total shares	: ⇒	47,345,234	2.064
SEIJAS BRUNICARDI CARLOS ADOLFO			

PUBLICO 18 JUDITH X. HERNANDEZ MORA

Total shares	: ⇒	50,000	0.002
SUBERO DE D. ADA			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	37,943,106	1.654
Total shares	: ⇒	37,943,106	1.654
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
	Total General Shares : ⇒	2,022,002,188	88.143

EL UNIVERSAL. National Award of Journalism, Mention Design. Prize to Excellence by the "SND". Friday, March 19, 2004. Caracas, Venezuela. Year XCIV – No.34,013 – Legal Deposit PP-I9090IDF43

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **Ordinary General Shareholders' Meeting** to be held **at 12:00 m., on March 26, 2004** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of Directors for the next statutory period.

3) Agreeing upon the ordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby informed that the Audited Financial Statements, the reports by the Statutory Auditors and the other documents referred to herein are available at the company premises from March 3, 2004.

Caracas, March 19, 2004. For the Board of Directors. CARLOS DELFINO T. President." --

EL NACIONAL ESTABLISHED IN 1943 CARACAS – VENEZUELA

Friday 19, March 2004 http://www.el-nacional.com

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 12:00 m., on March 26, 2004** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year from January 1 to December 31, 2003 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the members of the Board of Directors for the next statutory period.
3) Agreeing upon the ordinary dividend to be allocated to shareholders and delegating the Board of Directors to set the registry dates and payment to shareholders.

Shareholders are hereby informed that the Audited Financial Statements, the reports by

Caracas, March 19, 2004. For the Board of Directors. CARLOS DELFINO. President." --

[Letterhead of MANPA]

GENERAL SHAREHOLDERS MEETING YEAR 2004

REPORT BY THE BOARD OF DIRECTORS

YEAR ENDED AT DECEMBER 31, 2003

Dear Shareholders:

This is to submit the Management Report carried out during the fiscal year from January the 1st and December 31st, 2003.

The year 2003 can be considered as one of the most difficult years the Venezuelan economy has ever gone through due to the 14.84% strong contraction of the Gross Internal Product during the first nine months of the year and to the 9.24% for the entire year 2003 as a result of the reduction in the oil and non-oil activity from the strike that began in December 2002.

In addition, the setting of exchange and price controls at the end of January 2003 made more difficult the commercial activity and unfavorably impacted the behavior of the inflation rates, which amounted to 27.1% for the year 2003.

Although such financial conditions, MANPA had favorable results mainly as a consequence of the cost- reduction plan implemented from the middle of the year 2000 and to its financial strength that let it successfully face the adverse financial scenario, specially during the first months of the year and in the initial operating stage of CADIVI.

In fact, the Net income adjusted for inflation in the year 2003 amounted to Bs.22,869 million and the Net income stated in historical bolivars was Bs.42,374 million.

The total paper sales volume decreased 9.13% when exceeding from 132,280 MT in 2002 to 120,203 MT in 2003 as a result of the drop in exports volume from 18,870 MT to 8,789 MT in the year 2003, as a product of the exchange control set. The sales volume in the domestic market indicates an increase of 6,793 MT or 6.49% going from 104,621MT sold in the year 2002 to 111,414 MT in the year 2003, despite the serious

Net sales in terms of bolivars adjusted for inflation at December 31, 2003 amounted to Bs.311,372 million, which compared to the sales of the years 2002 of Bs.259,705 million represented an increase of 19.89% in real terms. In terms of historical bolivars, net sales amounted to Bs.287,020 million vs. Bs.185,498 million for the year 2002, which means 101,522 million additional to sales or 54.73%.

Capital investments for the year 2003 amounted to Bs.2,212 million in historical bolivars and were basically addressed to acquiring equipment and industrial parts to maintain and optimize production processes both in paper machines and conversion facilities.

In April 2003, the General Shareholder's Meeting decreed an ordinary dividend of Bs.5.00 per share, equivalent to Bs.11,470 million. Likewise, in October 2003 the General Shareholder's Meeting agreed to decree an extraordinary cash dividend amounted to Bs.5.00 per share representing a total of dividedness allocated in the year 2003 of Bs.22,940 million.

In the area of Human Resources the Annual Training Plan, representing an investment of 27,295 hours/man, was met in order to strengthen our human resources in the managerial, professional and technical areas.

With this report, the Board of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presents the most outstanding facts that took place during the management corresponding to the financial year ended at December 31, 2003 and especially thanks the entire personnel of MANPA that with their effort and dedication helped faced this year so difficult to the company.

Enclose please find the report by the Statutory Auditors and the Consolidated Audited Financial Statements that present the financial situation and the results from operations of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at December 31, 2003.

Sincerely, Carlos Delfino T. (signed) Illegible.

Chairman.---

(Next, there is a Statement of Movements in Equity Accounts)---------------------------------

Caracas, February 26, 2004.

INTERPRETE PUBLICO

Present.

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 25, 2003 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates at December 31, 2003 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2003

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 16, 2004 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2003 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities and Exchange Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,

Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12,195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

College of Administrators 35,909 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars except Net income per share)

	2003
NET SALES	311,371,851
SALES COST	203,871,781
GROSS INCOME	107,500,070
SALES EXPENSES	25,052,310
OVERHEADS AND ADMINISTRATIVE EXPENSES	12,156,666
	37,208,976
OPERATING INCOME	70,291,094
OTHER INCOME (DISBURSEMENTS):	
Provision for investments	(3,508,095)
Loss in temporary investments	(23,083,167)
Net loss in agreement of foreign exchange coverage	(365,888)
Income from selling assets	108,538
Bank debit tax	(4,032,729)
Others – net	(5,193,433)
	(36,074,774)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(5,240,854)
Interests on temporary investments	394,539
Exchange differences – net	2,883,226
Monetary result from fiscal year (REME)	3,466,880
	1,503,791
INCOME BEFORE TAXES	
TAX PROVISION	
Income tax	9,228,222
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM	

PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,358,782)
INCOME BEFORE MINORITY INTERESTS	23,133,107
MINORITY INTERESTS	(263,838)
NET INCOME	22,869,269
NET INCOME PER SHARE (2,294,009,424 average shares)	9.97

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

College of Administrators 35,909 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2003

(Stated in thousand bolivars)

	2003
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	13,882,269
Bills and accounts receivable, net	54,677,657
Advances to suppliers and others	2,412,091
Inventories –net	47,495,606
Expenses paid in advance	795,835
Other current assets – net	7,374,853
TOTAL CURRENT ASSETS	126,638,311

INTERPRETE PUB250

JUDITH X. HERNANDEZ MORA

PROPERTY, PLANT AND EQUIPMENT – Net	397,601,692
DEFERRED CHARGES AND OTHER ASSETS – Net	1,300,969
TOTAL	538,261,287
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	10,620,000
Current portion of obligations and commercial papers	5,460,600
Documents payable	1,222,731
Accounts payable	41,914,480
Dividends payable	5,178,987
Accrued expenses payable	7,193,241
Taxes payable	7,741,652
Total current liabilities	79,331,691
PROVISION FOR SEVERANCE BENEFITS	7,207,096
OTHER LIABILITIES AND DIFFERED CREDITS	28,994
Total liabilities	86,567,781
MINORITY INTERESTS	1,330,432
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	116,115,407
Net updated balance of retained earnings	199,427,221
Accumulated result for translation from foreign subsidiary	34,339
Retained earnings:	
Legal reserve	11.611.540
Undistributed	23,393,776
Result from holding non-monetary assets	99,780,791
Total shareholders' equity	450,363,074
TOTAL	538,261,287

College of Administrators 12.195

Claudia Valencia (signed) Illegible.

Main Statutory Auditor.

College of Administrators 35,909 --

Translator's Note:

At the upper right margin of the folios in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 March 26 PM 2:58 FILE RECEIVED."--

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 30th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

ANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
TATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
historic al bolivars at December 31, 2003
tated i thousands bolivars)

					Retained Earnings		
	Capital stock	Applicable portion to financial statements adjusted by inflation	Net Capital Stock	Accrued result from translation of foreign subsidiary	Legal Reserve	Undistributed	Total Equity
ALANCES AT DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040
et profit	-	-			-	42,374,216	42,374,216
ash dividends	-	-			-	(22,940,094)	(22,940,094)
ccrued result from translation of foreign subsidiary	-			(57,627)	-	-	(57,627)
ALANCES AT DECEMBER 31, 2003	22,940,094	(11,470,047)	11,470,047	34,339	1,095,795	48,252,354	60,852,535

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS
Re-stated in constant currency at December 31, 2003
(Stated in thousands bolivars)

	Capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated net balance of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	116,115,407	91,966	11,611,540	199,427,221	25,751,774	138,718,049	491,715,957
Net profit		-	-	-	22,869,269	-	22,869,269
Accrued result from translation of foreign subsidiary	-	(57,627)	-	-	-	-	(57,627)
Cash dividends	-	-	-	-	(25,227,267)	-	(25,227,267)
Result for holding non-monetary assets	-	-	-	-	-	(38,937,258)	(38,937,258)
BALANCES AT DECEMBER 31, 2003	116,115,407	34,339	11,611,540	199,427,221	23,393,776	99,780,791	450,363,074

U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 26 de marzo de 2004

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el día **26 de marzo de 2004**, se acordó decretar un **dividendo ordinario en efectivo de seis bolívares (Bs. 6,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 915 del 26 de marzo de 2004 estableció como fecha de registro (fecha límite de transacción con beneficio) el 6 de abril de 2004, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de abril de 2004 que corresponde al quinto día hábil siguiente a la fecha de registro, en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo extraordinario en efectivo de seis bolívares (Bs. 6,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en los Ordinales 1°, 2°, 3° y 4° del Artículo 5 y el Ordinal 2° del Artículo 7 de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- Modelo del aviso
- Certificación del Acta de Junta Directiva
- Certificación del Acta de Asamblea del 26 de marzo de 2004
- Balances 2003 y Estados de Movimiento en las Cuentas de Patrimonio, No Consolidados
- Informe Anual de la Junta Directiva
- Publicación de la Convocatoria a la Asamblea

Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2410 – correo electrónico: ngonzalez@manpa.com.ve

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 915 de fecha 26 de marzo de 2004, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 26 de marzo de 2004 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 6 de abril de 2004 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 15 de abril de 2004 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° ________ de fecha ________, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 30 de marzo de 2004

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 915:** Hoy, veintiseis (26) de marzo de dos mil cuatro, siendo la 1:00 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo Gómez Ruiz y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo, y José Gaetano Paparoni Asesor..

3. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 6 de abril de 2004 y como fecha de pago (fecha efectiva de registro del beneficio) el 15 de abril de 2004, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

Certificación que expido en Caracas a los veintiseis (26) días del mes de marzo del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 915:** Hoy, veintiseis (26) de marzo de dos mil cuatro, siendo la 1:00 p.m. se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino, Alfredo Gómez Ruiz y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo, y José Gaetano Paparoni Asesor..

1. De conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía, la Junta Directiva acordó designar para los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de la misma a los señores: Carlos Delfino T. Celestino Martínez P. y Carlos Henrique Paparoni respectivamente.

2. La Junta Directiva acordó ratificar al Lic. Alejandro Delfino T., como Presidente Ejecutivo, de conformidad con lo establecido en la cláusula 7 del Documento Constitutivo Estatutos de la compañía.

Certificación que expido en Caracas a los veintiseis (26) días del mes de marzo del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **26 de marzo de 2004**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiséis (26) de marzo del año dos mil cuatro, siendo las 12:00 m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 19 de marzo de 2004, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 26 de marzo de 2004, a las 12 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 3 de marzo de 2004. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil ventidos millones dos mil ciento ochentiocho (2.022.002.188) acciones**, o sea, más del **ochentiocho por ciento (88%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo

MANPA

anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** - la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, **Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario**. Tomó la palabra **Nelly González** y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., ALFREDO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ. Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra **Carlos Delfino T.** y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Seis Bolívares (Bs. 6,00) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2003, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a

esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.
Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.
Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintiséis (26) días del mes de marzo del año dos mil cuatro (2004)

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL FECHA : 26/03/20
SATACORP

MANUFACTURA DE PAPEL MANPA
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 2.022.002.188

% Quroum : 88.143

Total Accs. Tipo "A"	: 2.294.009.424
Total Accs. Tipo "A" Presentes	: 2.022.002.188
% Quroum Tipo "A"	: 88.143

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL MANPA
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.618.940	0,114
ALVAREZ GONZALEZ VICTOR SEGUNDO	363.988	0,016
CACERES FLORES JORGE HERNAN	3.100	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,010
DELFINO MONZON JUAN RAFAEL	72.720	0,003
DITTMER MANZANO EGBERT	2.777.938	0,121
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,003
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,005
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
RODRIGUEZ ALVAREZ LEOPLODO	7.000	0,000
ROSAS PAIS EDUARDO JOAQUIN	18.072	0,001
RUIZ ESPINOSA EDMUNDO ALCIDES	10.500	0,000
SEIJAS BRUNICARDI CARLOS ADOLFO	50.000	0,002
Total Acciones Representadas =>	9.989.207	0,435
Total Acciones del Quorum =>	2.022.002.188	88,143

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO

VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL FECHA : 26/03/20
SATACORP PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ DE R. HAYDEE	**1.000**	**0,000**
RODRIGUEZ ALVAREZ ALEJANDRO	1.000	0,000
ATRAMIZ MARIA DEL CARMEN	**100.000**	**0,004**
ATRAMIZ VALI ELIAS	100.000	0,004
AÑEZ DELFINO GUSTAVO	**127.885.541**	**5,575**
AÑEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,092
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
CONDE ROTUNDO EMILIO LUIS	31.668	0,001
DELFINO ALEJANDRO	3.500.000	0,153
DELFINO DE AÑEZ TERESITA	78.750	0,003
DELFINO GOMEZ VIVIANNE	100.000	0,004
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049
INVERSIONES SF118 C.A.	49.768.530	2,169
INVERSIONES TEDEA, C.A.	22.967.800	1,001
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
PAUL DELFINO ALFREDO	1.253.112	0,055
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
ELLIS JOHN	**976.890**	**0,043**
INVERSIONES 301130	976.890	0,043
GONZALEZ NELLY	**1.252.512.183**	**54,599**
BEE SUSAN MARY	3.100	0,000
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	990	0,000
CARRILLO HERNANDEZ NUBIA MARIA	400	0,000
CLARIDGE, LTD.	350.000.000	15,257
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,008
DELFINO BERTRAN SILVANA	84.058	0,004
DELFINO PARRA ELENA	139.682	0,006
DELFINO PARRA ELENA MARGARITA.	640.490	0,028
DELFINO THORMAHLEN ALEJANDRO	25.904	0,001
DELFINO THORMAHLEN CARLOS EDUARDO	5.265.500	0,230
DIAZ GUEVARA ADRIANA	2.000.000	0,087
ENTREMENTES, C.A.	20.000	0,001
FUNDACION CARLOS DELFINO	100.511.658	4,381
GOMEZ RUIZ ALFREDO.	50.442	0,002

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.972	0,055
GOMEZ-RUIZ SPAGNA ADRIANA (MENOR).	10.500	0,000
INMOBILIARIA ARA, S.A.	33.600	0,001
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,250
INVERSIONES 218177, C.A.	3.000.000	0,131
INVERSIONES 222, C.A.	1.139.510	0,050
INVERSIONES 2838,C.A.	820.000	0,036
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 935431, C.A.	3.459.960	0,151
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES TALBOT. C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	109.850	0,005
LOVERA RODRIGUEZ JUAN ANTONIO	5.655	0,000
LOVERA VEGAS JUAN ANTONIO	1.749.272	0,076
MADINA INVESTMENTS LTD.	8.569.728	0,374
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,000
MAURY DE PAPARONI ALICIA	168.750	0,007
MAURY RODRIGUEZ MARIA EUGENIA	4.049	0,000
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	759.000	0,033
PAPARONI MICALE JOSE GAETANO	230.000	0,010
PAPARONI SANCHEZ GUSTAVO	112.000	0,005
PAPARONI SANCHEZ SILVIA	112.000	0,005
PROMOCIONES CATETO, S.A.	200.000	0,009
RAMIREZ ORTIZ ANGEL JESUS	12.040.588	0,525
RODRIGUEZ DE LOVERA MARIA JOSEFINA	225.400	0,010
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,005
TECNICA ARENAZO, C.A	22.000	0,001
THREE-D INTERNATIONAL MARKETING,INC	213.592.723	9,311
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,012
VETA HOLDINGS A V V	65.175.046	2,841
VETA HOLDINGS A.V.V.	12.850	0,001
WHITE SOUL CORP.	17	0,000
GOUVEIA MARIA	**11.894.165**	**0,518**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25.000	0,001
ACTIVALORES SOCIEDAD DE CORRETAJE A	7.285.524	0,318
INVERSIONES AURRERA, C.A.	2.357.935	0,103
UNIDAD EDUCATIVA EXPERIMENTAL LAS C	2.225.706	0,097

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 26/03/20
PAGINA: 3

MANUFACTURA DE PAPEL MANPA
Representantes / Apoderados (Resumido)

Nombre Rep./Apo.	Cant. Acciones	%
HANY REZNICEK	**18.394.446**	**0,802**
INVERSIONES TOMHAR, C.A.	18.394.446	0,802
IBAÑEZ MANUEL	**10.000**	**0,000**
INVERSORA FERIBASAN.C.A. .	5.000	0,000
REPRESENTACIONES REAL TESORO.C.A. .	5.000	0,000
LARRAZABAL ELIAS	**4.537.972**	**0,198**
MARTINEZ DE THOMSON JUANA CRISTINA	3.550.000	0,155
MARTINEZ GOMEZ CARMEN ELENA	952.972	0,042
THOMSON PETER GRAHAM	35.000	0,002
RIVAS RAMON	**509.017.838**	**22,189**
BEAR STEARNS SECURITIES CORP.	21	0,000
BOLIVAR F.M.DE VZLA. F.M.I.C.A.S.A	34.042	0,001
BOLIVAR FONDO MUTUAL DE VENEZUELAFO	1.500.000	0,065
NATSCUMCO(NOMINEE FOR CITIBANK NA	507.483.775	22,122
SALAS PEDRO	**47.345.234**	**2,064**
INVERSIONES RODANO, C.A.	47.345.234	2,064
SUBERO DE D. ADA	**37.943.106**	**1,654**
DALMA HOLDINGS A.V.V.	4.232.374	0,184
DELFINO SUBERO GUSTAVO ANDRES	103.244	0,005
DELFINO SUBERO VIRGINIA.	103.244	0,005
DIANDRA HOLDING A.V.V.	5.617.374	0,245
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,971
VIRTUOSO HOLDINGS A.V.V.	5.617.374	0,245
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A.	1.394.606	0,061

Total Acciones Representadas =>	2.012.012.981	87,707
Total Acciones del Quorum =>	2.022.002.188	88,143

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 26/03/20(
PAGINA: 1

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
ALVAREZ DE R. HAYDEE				
	Acciones Propias	:=>	2.618.940	0,114
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	2.619.940	0,114
ALVAREZ GONZALEZ VICTOR SEGUNDO				
	Acciones Propias	:=>	363.988	0,016
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	363.988	0,016
ATRAMIZ MARIA DEL CARMEN				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	100.000	0,004
	Total Acciones	:=>	100.000	0,004
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	127.885.541	5,575
	Total Acciones	:=>	127.955.541	5,578
CACERES FLORES JORGE HERNAN				
	Acciones Propias	:=>	3.100	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.100	0,000
CARPIO DELFINO MIGUEL ENRIQUE.				
	Acciones Propias	:=>	229.901	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	229.901	0,010
DELFINO MONZON JUAN RAFAEL				
	Acciones Propias	:=>	72.720	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	72.720	0,003
DITTMER MANZANO EGBERT				
	Acciones Propias	:=>	2.777.938	0,121
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.777.938	0,121
ELLIS JOHN				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	976.890	0,043
	Total Acciones	:=>	1.055.640	0,046

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.252.512.183	54,599
	Total Acciones	:=>	1.252.512.183	54,599
GOUVEIA MARIA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	11.894.165	0,518
	Total Acciones	:=>	11.894.165	0,518
HANY REZNICEK				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	18.394.446	0,802
	Total Acciones	:=>	18.524.646	0,808
IBAÑEZ MANUEL				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	10.000	0,000
	Total Acciones	:=>	10.000	0,000
LARRAZABAL ELIAS				
	Acciones Propias	:=>	119.238	0,005
	Acciones Representadas	:=>	4.537.972	0,198
	Total Acciones	:=>	4.657.210	0,203
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	509.017.838	22,189
	Total Acciones	:=>	509.017.838	22,189
RODRIGUEZ ALVAREZ LEOPLODO				
	Acciones Propias	:=>	7.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	7.000	0,000
ROSAS PAIS EDUARDO JOAQUIN				
	Acciones Propias	:=>	18.072	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	18.072	0,001

MANUFACTURA DE PAPEL MANPA
Especial

Nombre Accionista			Cant. Acciones	%
RUIZ ESPINOSA EDMUNDO ALCIDES				
	Acciones Propias	:=>	10.500	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.500	0,000
SALAS PEDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
SEIJAS BRUNICARDI CARLOS ADOLFO				
	Acciones Propias	:=>	50.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	50.000	0,002
SUBERO DE D. ADA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	37.943.106	1,654
	Total Acciones	:=>	37.943.106	1,654
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
	Total Acciones General	:=>	2.022.002.188	88,143

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

VIERNES 19 DE MARZO DE 2004, CARACAS, VENEZUELA - AÑO XCIV - Nº 34.013 - DEPOSITO LEGAL PP-190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 26 de marzo de 2004, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 3 de marzo de 2004.

Caracas, 19 de marzo de 2004

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

EL NACIONAL
FUNDADO EN 1943 - CARACAS, VENEZUELA
VIERNES 19
marzo de 2004
http://www.el-nacional.com

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 26 de marzo de 2004, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaito, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2003, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.

3° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 3 de marzo de 2004.

Caracas, 19 de marzo de 2004

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

U.E.N. [illegible] Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072
U.E.N. Formas Continuas [illegible]
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380
MANPA
Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS AÑO 2004

INFORME DE LA JUNTA DIRECTIVA
AÑO TERMINADO EL 31 DE DICIEMBRE DE 2003

Señores Accionistas:

A continuación les presentamos el Informe de la Gestión realizada durante el ejercicio económico comprendido entre el 1° de enero y el 31 de diciembre de 2003, con la finalidad de someterlo a su consideración.

El año 2003 puede ser considerado como uno de los años más difíciles que haya atravesado la economía venezolana al registrarse una fuerte contracción del Producto Interno Bruto del 14,84% en los nueve primeros meses del año y del 9,24% para todo el año 2003, como resultado del descenso de la actividad petrolera y no petrolera a partir del paro iniciado en diciembre del año 2002.

Adicionalmente, el establecimiento de controles de cambio y de precios a finales de enero de 2003 dificultó aún más el desenvolvimiento de la actividad económica, e impactó desfavorablemente el comportamiento de la tasa de inflación, la cual fue de 27,1% para el año 2003.

A pesar de tales condiciones económicas, MANPA obtuvo resultados muy favorables, debido en gran parte al plan de reducción de costos implementados desde mediados del año 2000 y a su fortaleza financiera que le permitió afrontar exitosamente el escenario económico adverso, especialmente durante los primeros meses del año y en la etapa inicial de funcionamiento de CADIVI.

En efecto, la Utilidad Neta Ajustada por Inflación en el año 2003 fue de Bs. 22.869 millones y la Utilidad Neta Expresada en Bolívares Históricos fue de Bs. 42.374 millones.

El volumen total de ventas de papel disminuyó en un 9,13% al pasar de 132.280 Tm. en 2002 a 120.203 Tm. en 2003, como resultado de la caída en el volumen de exportaciones en 18.870 Tm. al situarse en 8.789 Tm. en el año 2003 producto del control de cambios establecido. Por su parte, el volumen de ventas en el mercado nacional muestra un incremento de 6.793 Tm. o un 6,49%, al pasar de 104.621 Tm. vendidas en el año 2002 a 111.414 Tm. en el año 2003, a pesar de la grave caída del Producto Interno Bruto.

Las ventas netas en términos de bolívares ajustados por inflación al 31 de diciembre de 2003 alcanzaron la cantidad de Bs. 311.372 millones, lo cual comparado con las ventas del año 2002, de Bs. 259.705 millones, representan un incremento del 19,89% en términos reales. En términos de bolívares históricos las ventas netas fueron de Bs. 287.020 millones vs. Bs. 185.498 millones del año 2002, lo que significa 101.522 millones adicionales de ventas o un 54,73%.

Las inversiones de capital durante el año 2003 alcanzaron en bolívares históricos la cantidad de Bs. 2.212 millones, y estuvieron básicamente dirigidas a la adquisición de equipos y partes industriales para el mantenimiento y la optimización de los procesos de producción tanto en las máquinas papeleras como en las instalaciones de conversión.

En abril de 2003, en Asamblea Ordinaria de Accionistas se decretó un dividendo ordinario de Bs.5,oo por acción lo que equivale a Bs. 11.470 millones. Igualmente en el mes de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,oo por acción representando un total de dividendos repartidos en el año 2003 de Bs. 22.940 millones.

En el área de Recursos Humanos se cumplió con el Plan Anual de Adiestramiento, en el cual se invirtió un total de 27.295 horas/hombre, con la finalidad de fortalecer nuestro recurso humano en las áreas gerenciales, profesionales y técnicas.

Con este informe, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. presenta los hechos más sobresalientes que tuvieron lugar durante la gestión correspondiente al ejercicio económico finalizado el 31 de diciembre de 2003 y agradece especialmente a todo el personal que trabaja en MANPA, quienes con su esfuerzo y empeño contribuyeron a enfrentar este año tan difícil para la empresa.

Anexo encontrarán el Informe de los Comisarios y los Estados Financieros Auditados Consolidados, que presentan la situación financiera y los resultados de las operaciones de Manufacturas de Papel, C.A. (MANPA), S.A.C.A. al 31 de diciembre de 2003.

Atentamente,

CARLOS DELFINO T.
Presidente de la Junta Directiva

IANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
stado de movimiento en las cuentas de patrimonio
eexpresado en moneda constante del 31 de diciembre de 2003
:xpresado en miles de bolívares)

			Utilidades retenidas				
	Capital social	Resultado Acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
aldos al 31 de diciembre de 2002	116.115.407	91.966	11.611.540	199.427.221	25.751.774	138.718.049	491.715.957
tilidad neta		-	-	-	22.869.269	-	22.869.269
esultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
ividendos en efectivo	-	-	-	-	(25.227.267)	-	(25.227.267)
esultados por tenencia de activos no monetarios	-	-	-	-	-	(38.937.258)	(38.937.258)
aldos al 31 de diciembre de 2003	116.115.407	34.339	11.611.540	199.427.221	23.393.776	99.780.791	450.363.074

CTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
movimiento en las cuentas de patrimonio
s históricos al 31 de diciembre de 2003
en miles de bolívares)

	Capital social	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de filial extranjera	Utilidades Retenidas Reserva legal	Utilidades Retenidas No distribuidas	Total patrimonio
de diciembre de 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
	-	-	-		-	42.374.216	42.374.216
n efectivo	-	-	-		-	(22.940.094)	(22.940.094)
umulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	(57.627)
de diciembre de 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535

Caracas, 26 de Febrero de 2004.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 25 de abril de 2003, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2003 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2003.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 16 de febrero de 2004 el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2003, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,

Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915

Claudia Valencia
Comisario Principal
C.Admón. 35.909

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2003
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en Miles de Bolívares. Excepto Utilidad Neta Por Acción)

	2003
VENTAS NETAS	311.371.851
COSTO DE VENTAS	203.871.781
UTILIDAD BRUTA	107.500.070
GASTOS DE VENTAS	25.052.310
GASTOS GENERALES Y ADMINISTRATIVOS	12.156.666
	37.208.976
UTILIDAD EN OPERACIONES	70.291.094
OTROS INGRESOS (EGRESOS):	
Provisión para inversiones	(3.508.095)
Pérdida en inversiones temporales	(23.083.167)
Pérdida neta en contrato de cobertura en moneda extranjera	(365.888)
Utilidad en venta de activos	108.538
Impuesto al débito bancario	(4.032.729)
Otros - neto	(5.193.433)
	(36.074.774)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(5.240.854)
Intereses sobre inversiones temporales	394.539
Diferencias en cambio - neto	2.883.226
Resultado monetario del ejercicio (REME)	3.466.880
	1.503.791
UTILIDAD ANTES DE IMPUESTOS	35.720.111
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	9.228.222
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	26.491.889
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.358.782)
UTILIDAD ANTES DE INTERESES MINORITARIOS	23.133.107
INTERESES MINORITARIOS	(263.838)
UTILIDAD NETA	22.869.269
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	9.97

Jacobo J. Cohén R.
Comisario Principal

Claudia Valencia
Comisario Principal

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2003
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2003
(Expresados en Miles de Bolívares)

	2003
ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	13.882.269
Efectos y cuentas por cobrar - neto	54.677.657
Anticipos a proveedores y otros	2.412.091
Inventarios - neto	47.495.606
Gastos pagados por anticipado	795.835
Otros activos circulantes - neto	7.374.853
Total activo circulante	126.638.311
INVENTARIO DE REPUESTOS A LARGO PLAZO	8.302.703
INVERSIONES EN AFILIADAS - Neto	4.417.612
PROPIEDADES, PLANTA Y EQUIPO - Neto	397.601.692
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.300.969
TOTAL	538.261.287
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	10.620.000
Porción circulante de obligaciones y papeles comerciales	5.460.600
Documentos por pagar	1.222.731
Cuentas por pagar	41.914.480
Dividendos por pagar	5.178.987
Gastos acumulados por pagar	7.193.241
Impuestos por pagar	7.741.652
Total pasivo circulante	79.331.691
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	7.207.096
OTROS PASIVOS Y CREDITOS DIFERIDOS	28.994
Total pasivo	86.567.781
INTERESES MINORITARIOS	1.330.432
PATRIMONIO	
Capital Social, 2.294.009.424 acciones comunes de Bs. 10 cada una	116.115.407
Saldo neto actualizado de utilidades retenidas	199.427.221
Resultado acumulado por traducción de filial extranjera	34.339
Utilidades retenidas:	
Reserva Legal	11.611.540
No distribuidas	23.393.776
Resultado por tenencia de activos no monetarios	99.780.791
Total patrimonio	450.363.074
TOTAL	538.261.287

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Claudia Valencia
Comisario Principal
C. Admón. 35.909